August 6, 2025

Xi Zeng
Chief Executive Officer
Fangdd Network Group Ltd.
Room 1501, Shangmei Technology Building
15 Dachong Road
Nanshan District, Shenzhen, 518072
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Registration Statement on Form F-3
           Filed on July 30, 2025
           File No. 333-289070
Dear Xi Zeng:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Will H. Cai